Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 16, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Bond Fund, Inc. (811-02383)	AB Sustainable Global Thematic Fund, Inc. (811-03131)
	AB Cap Fund, Inc. (811-01716)	AB Sustainable International Thematic Fund, Inc. (811-08426)
	AB Core Opportunities Fund, Inc. (811-09687)	AB Trust (811-10221)
	AB Corporate Shares (811-21497)	AB Unconstrained Bond Fund, Inc. (811-7391)
	AB Discovery Growth Fund, Inc. (811-00204)	The AB Portfolios (811-05088)
	AB Equity Income Fund, Inc. (811-7916)	AB Institutional Funds, Inc. (811-08403)
	AB Fixed-Income Shares, Inc. (811-06068)	Sanford C. Bernstein Fund, Inc. (811-05555)
	AB Global Bond Fund, Inc. (811-06554)	Sanford C. Bernstein Fund II, Inc. (811-21034)
	AB Global Real Estate Investment Fund, Inc. (811-07707)	Bernstein Fund, Inc. (811-23100)
	AB Global Risk Allocation Fund, Inc. (811-00134)	AB Multi-Manager Alternative Fund (811-22671)
	AB High Income Fund, Inc. (811-08188)	AB Variable Products Series Fund, Inc. (811-05398)
	AB Large Cap Growth Fund, Inc. (811-06730)	AllianceBernstein Global High Income Fund, Inc. (811-07732)
	AB Municipal Income Fund, Inc. (811-04791)	AllianceBernstein National Municipal Income Fund, Inc. (811-10573)
	AB Municipal Income Fund II (811-07618)	Alliance California Municipal Income Fund, Inc. (811-10575)
AB Relative Value Fund, Inc. (811-00126)

Dear Mr. Oh:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in connection with the proxy statement (the “Proxy Statement”) that was filed on August 2, 2018 by the above-referenced Registrants. You provided the Staff’s comments to me by telephone on August 13, 2018.

The Staff’s comments and our responses thereto are set forth below. The changes referenced in the responses will be reflected in definitive proxy materials. In this regard, as indicated in Comment 2 below, the Proxy Statement will be separated into three revised proxy statements, so changes indicated below for the “Proxy Statement” will be implemented for each revised proxy statement to the extent applicable. In addition, throughout this letter, the term “the Registrants” only refers to the Registrants of the applicable Fund or Funds as may be noted in the comment or corresponding response. Capitalized terms in this letter that are not otherwise defined herein have the meanings ascribed to them in the Proxy Statement.

General/Q&A

Comment 1:	In addition to proposed new investment advisory agreements, Registrants also seek to obtain shareholder approval of “future advisory agreements” at a single meeting of shareholders with respect to a series of related transactions that may be deemed to result in one or more “assignments” of a Fund advisory agreement as a result of a “Change in Control Event.” The Staff believes that the approval sought from shareholders is overly broad and imprecise with respect to the future advisory agreements. Explain the rationale for this approach, including any discussion of relevant precedent.
Response:	In seeking shareholder approval of the Proposed Agreements and Future Agreements at the joint meeting of shareholders, Registrants are relying on the guidance provided by the Staff in ING Investments, LLC, Directed Services LLC, and ING Investment Management Co. LLC, SEC No-Action Letter (pub. avail. March 27, 2013) (“ING Letter”). In the ING Letter, the Staff agreed not to recommend enforcement action to the SEC under Section 15(a) of the Investment Company Act of 1940 (“1940 Act”) against ING Investments, LLC, Directed Services LLC, and ING Investment Management Co. LLC (collectively, the “ING Advisers”) if the ING Funds obtained shareholder approval of new advisory agreements and subsequent advisory agreements at a single meeting of shareholders, at the commencement of a series of related transactions that could have been deemed to result in one or more “assignments” of the advisory agreements of the ING Funds.

The ING Letter involved potential assignments of the advisory agreements of the ING Funds arising from the divestment by ING Groep (a publicly-traded company) (“ING Group”) of its ownership interest in ING US. Each ING Adviser was a wholly-owned subsidiary of ING US. ING Group planned to divest its entire interest in ING US in one or more offerings or transactions, which could have resulted in one or more assignments of the advisory agreements of the ING Funds. The ING Advisers contended that the essential issue to be presented to the shareholders of the ING Funds was whether the ING Advisers should continue to serve the ING Funds even though the ING Advisers would no longer be owned indirectly by ING Group. The ING Advisers stressed that this issue would be the same if there were one proxy solicitation or multiple proxy solicitations and that soliciting shareholder approval on multiple occasions in connection with subsequent transactions or offerings of ING US’s shares could lead to confusion by fund shareholders, who would see successive proxy statements that repeat substantially the same information, and would substantially increase printing, mailing and solicitation expenses.

The ING Advisers proposed to consider whether future offerings of ING US shares may result in an assignment of the then-current advisory agreement on a case-by-case basis, in which case the ING Advisers would request the Board of the ING Funds to approve (and the Board would need to approve) the subsequent advisory agreement (the terms of which would not be materially different from the terms of the new agreements). They also proposed to include disclosure in fund prospectuses and shareholder reports about the divesture and shareholder approval of the new and subsequent advisory agreements, which was designed to ensure that shareholders were informed of all relevant facts about the divesture at the time they make the decision to invest with the ING Funds.

In granting the relief in the ING Letter, the Staff relied on representations that:

• If there were multiple offerings or transactions involving shares of ING US, such offerings and transaction would be related and, in essence, part of a single plan for ING Group to divest its interest in ING US.[1]

• Shares of ING US were, and would be after the divestiture, held (directly or indirectly) by a broadly dispersed group of public shareholders, with no single person acquiring more than 25% of ING US’s outstanding voting securities.

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1 Registrants note that there have been other circumstances when the Staff has granted no-action relief permitting one shareholder vote to address multiple transactions but which were part of the same plan to effect the transfer of a controlling shareholder’s interest in an adviser. See In American Century Investment Management, Inc., SEC No-Action Letter (pub. avail. Feb. 2, 2012) (granting no-action assurance related to Section 15(a)(4) of the 1940 Act regarding a transaction apparently involving a single vote of fund shareholders that covered a series of related transactions designed to facilitate a single plan of conveyance of ownership interests in an adviser to a charitable organization).

Registrants believe that the circumstances relating to the determination to seek shareholder approval of the New Agreements and Future Agreements at one shareholder meeting are substantially similar to those presented in the ING Letter. AXA Equitable is a majority-owned subsidiary of AXA and an indirect parent of AllianceBernstein Corporation, the general partner of the Adviser.[2] AXA has publicly announced its plans to divest its remaining ownership interest in AXA Equitable over time in one or more transactions, subject to market conditions. Such transactions could result in one or more assignments and automatic terminations of the advisory agreements of the Funds.

Like the ING Letter, the essential issue to be presented to the shareholders of the Funds is whether the Adviser should continue to serve the Funds even though the Adviser would no longer be owned indirectly by AXA. This issue would be the same if there were one proxy solicitation or multiple proxy solicitations. Registrants and the Adviser believe that soliciting shareholder approval on multiple occasions in connection with subsequent transactions or offerings of AXA Equitable shares may lead to confusion by Fund shareholders, who would see successive proxy statements that repeat substantially the same information (including the same proposals and essentially the same advisory agreements), and would substantially increase printing, mailing and solicitation expenses.

The Adviser intends to consider whether future transactions or offerings of AXA Equitable shares may result in an assignment of the then-current advisory agreement on a case-by-case basis, in which case the Adviser would request the Boards of the Funds to approve (and the Boards would need to consider approval of) the Future Agreements (the terms of which would not be materially different from the terms of the New Agreements). Registrants intend to include disclosure in prospectuses and shareholder reports of the Funds about the AXA divesture and, assuming obtained, shareholder approval of the New and Future Agreements. Registrants and the Adviser believe that shares of AXA Equitable are, and will be after the divestiture by AXA, held (directly or indirectly) by a broadly dispersed group of public shareholders, with no single person acquiring more than 25% of AXA Equitable’s outstanding voting securities.

Registrants and the Adviser believe that there are no material differences between the operative facts underlying the relief in the ING Letter and those relating to the Registrants and the Adviser in determining the “one shareholder vote or multiple shareholder vote” question in the context of a single plan to transfer shares (effected in stages) and, therefore, any immaterial differences should not make the relief of the ING Letter unavailable to the Registrants and the Adviser. For example, in the ING Letter, ING Group was required by European rules to divest its interest in ING U.S. whereas AXA has elected to divest its interest AXA Equitable. The definition of assignment under the 1940 Act is silent as to the bases upon which a transfer of a controlling block has or will occur and therefore the impetus for such a transfer is not relevant in determining the shareholder vote question.[3]

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2 AXA Equitable also indirectly holds a majority of the outstanding partnership interests of the Adviser.

3 Likewise, the definition is silent as to the method of transfer (i.e., sale of shares in an offering or in an transaction).

For the foregoing reasons, Registrants believe the relief set forth in the ING Letter is applicable to their circumstances and as such they intend to rely on that relief, subject to its conditions, in proceeding with one shareholder vote seeking approval of the New Agreements and Future Agreements.
Comment 2:	The Proxy Statement should be sub-divided into separate proxy statements. For example, the Proxy Statement could be sub-divided into a proxy statement for retail open-end funds, a second for closed-end funds and a third for funds underlying variable products.
Response:	The Proxy Statement will be revised in response to this comment. Specifically, the Proxy Statement will be sub-divided into three proxy statements as follows: (1) closed-end Funds whose shares trade on an exchange; (2) Funds that underlie variable insurance products (AVP); and (3) all other Funds (generally, open-end funds that do not underlie variable insurance products plus one non-exchange traded fund (AMMAF).

Meeting Notice

Comment 3:	The list of Funds provided in the Notice of Joint Meeting should appear in the Proxy Statement itself.
Response:	The Proxy Statement will be revised in response to this comment.

Proxy Statement

Comment 4:	In the Introduction to the Proxy Statement, the disclosure indicates that each share is entitled to one vote. Please disclose that each share is entitled to one vote and that each fractional share is entitled to a proportionate fractional vote.
Response:	The Proxy Statement will be revised in response to this comment.
Comment 5:	In accordance with Item 22(a)(3)(ii), please present a summary of the proposals in tabular form and indicate which Funds are solicited with respect to each proposal.
Response:	As indicated in the response to Comment 2, the Proxy Statement will be divided into three separate proxy statements. As a result, the proposals are the same in each revised proxy statement and affect all Funds, so the requested summary is not necessary, in accordance with Item 22(a)(3)(ii).

Comment 6:	The proposals should be separated to the extent that different directors will be proposed for election or different sub-advisory agreements will be proposed for approval.
Response:

Registrants subject to Proposal One are electing Directors, and the proposal references one slate of nominees for each Registrant. This single proposal is straightforward, and the use of one proposal minimizes repetition.

Registrants are not seeking shareholder approval of sub-advisory agreements.

The Proxy Statement will not be revised in response to this comment.

Proxy Statement – Proposal One (Election of Directors)

Comment 7:	Ensure that the information required for closed-end investment companies required by Item 22(b)(16) is included in the Proxy Statement.
Response:	This information relating to the audit committee is provided for AMMAF under Proposal 1 and Appendix C.
Comment 8:	The term “Bernstein Board” is used and not explained as a defined term when first used under Proposal One.
Response:	The terms “Board” and “Bernstein” are defined terms, so Registrant maintains that the meaning is clear.
Comment 9:	The disclosure should clarify for which funds the nominees are current directors and for which funds the nominees would be new directors.
Response:	The second paragraph under Proposal One discloses that the nominees for each Fund, except AMMAF, are all current members of their respective Boards. The nominees for AMMAF are set forth in a prominent table under Proposal One. The Proxy Statement will not be revised in response to this comment.
Comment 10:	The additional directorships cited for the Directors after the first Directors table should be included in the last column of the Directors table.
Response:	These directorships are not required to be included under “Other Directorships Held by Director” in the table per Instruction 7 to Item 22(b)(1). The Proxy Statement will not be revised in response to this comment.

Comment 11:	Under the sections discussing the experience, skills, attributes, and qualifications of the Fund Directors, consider dividing the disclosure on director experience into separate paragraphs, in light of “plain English” requirements.
Response:	Registrant believes that the disclosure is “clear, concise and understandable” and consistent with the plain English directive. The Proxy Statement will not be revised in response to this comment.
Comment 12:	In the discussion of committees under “Board Committees,” the disclosure states that committee members are identified above, relying on earlier disclosure related to the committees and their membership in the Directors table. The members should be clearly identified in this discussion.
Response:	Registrants believe that the Board committee members have been properly identified as required by Item 22(b)(14). The Proxy Statement will not be revised in response to this comment.
Comment 13:	In the discussion of the procedures for stockholders to submit candidates for nomination as Directors to the Board, the definition of “associated person of the stockholder” is provided at the end of the discussion. Consider moving that definition to the place the term is first used in the discussion. The Staff also notes that both the terms “associated person of the stockholder” and “shareholder associated person” are used in similar discussions, although they appear to have a similar meaning.
Response:	Registrants note that the Funds use different defined terms in their respective procedures and organizational documents. The Proxy Statement disclosure maintains this approach and is appropriate. The Proxy Statement will not be revised in response to this comment.
Comment 14:	Beginning with the Directors table for SCB and Bernstein and in the related discussion of the Directors, the disclosure uses the term “SCB/Bernstein Funds” to refer to these Funds, but earlier and later in the Proxy Statement, the disclosure uses the term “SCB Funds.” The use of defined terms should be reviewed for consistency.
Response:	The Registrants have reviewed the use of “SCB/Bernstein Funds” and defined terms throughout the Proxy Statement. Registrants do not believe the use of “SCB/Bernstein Funds” in the Board discussion or the use of any other defined term is unclear. The Proxy Statement will not be revised in response to this comment.

Comment 15:	Define the term “plurality.” In addition, add a brief explanation stating that because each nominee is running unopposed, all nominees are expected to be elected as Directors because all nominees will be elected even if they receive less than a majority of votes. Note that abstentions will have no effect on the outcome of the vote on Proposal One.
Response:	The Proxy Statement will be revised in response to this comment. Registrants note that under “Proxy Voting and Stockholder Meetings,” the disclosure states that abstentions and broker non-votes, if any, not being votes cast, will have no effect on the outcome of Proposal One.

Proxy Statement – Proposal Two (Approval of Advisory Agreements)

Comment 16:	As stated in Comment 1, the Staff has requested that Registrants explain the rationale for seeking to obtain shareholder approval of “future advisory agreements” at a single meeting of shareholders. If Registrant maintains this approach, Proposal 2 would need to be divided into sub-proposals to separately consider the approval of advisory agreements related to the first Change of Control Event and the approval of future agreements related to any subsequent Change of Control Events.
Response:	As explained in Comment 1, the approach adopted by the Registrants has been permitted by the SEC staff. The approach adopted in the ING Letter does not contemplate that the proposal for approval of the proposed agreements and future agreements be separated, so the Proxy Statement will not be revised in response to this comment.
Comment 17:	Under “Discussion – Adviser,” review the use of the term “EQH” and “AB Holding.” Clarify the relationship to AXA and the Adviser.
Response:	EQH refers to AXA Equitable Holdings, Inc., currently defined as AXA Equitable. AB Holding refers to AllianceBernstein Holding L.P. The disclosure will be revised to clarify the use of these terms.
Comment 18:	Pursuant to Item 22(c)(1)(iii) of Schedule 14A, please disclose the aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Funds to the investment adviser, or any affiliated person of the investment adviser, during the last fiscal year, if any.
Response:	Registrants believe that the disclosure in the Proxy Statement complies with Item 22(c)(1)(iii) of Schedule 14A. Appendix J provides information for the fees paid by each Fund to certain affiliates of the Adviser over the Fund's most recently completed fiscal year and any commissions paid to affiliated broker-dealers over that same period. Appendix F provides information on the costs reimbursed by the Funds to the Adviser for certain administrative services over the most recently completed fiscal year for each Fund.

Proxy Voting and Stockholder Meetings

Comment 19:	In the last sentence of the first paragraph of this section, indicate, as in the first sentence, that a properly executed proxy must also be timely received with respect to proxies being exercised at the Meeting.
Response:	The Proxy Statement will be revised in response to this comment.

Information as to the Investment Adviser, Administrator and Distributor of the Funds

Comment 20:	Review and eliminate any redundant disclosure regarding the description of the distributor of the Funds.
Response:	The Proxy Statement will be revised in response to this comment.

Stock Ownership

Comment 21:	In response to Item 6(d) of Schedule 14A, please consider providing additional disclosure concerning the meaning and impact regarding the security ownership of certain beneficial owners.
Response:	Registrants believe that the information provided in the Proxy Statement meets the disclosure requirements on security ownership of beneficial owners required by Item 403 of Regulation S-K and Item 6(d) of Schedule 14A. The Proxy Statement will not be revised in response to this comment.

Appendices
Comment 22:	In Appendix A (Shares Outstanding as of the Record Date), please include disclosure to indicate how fractional shares will be treated.
Response:	The Proxy Statement will be revised in response to this comment.
Comment 23:	In Appendix B, when furnishing information about directors, interested directors should be listed separately from disinterested directors (e.g., through use of a separate table or separate section of a single table), in accordance with Item 22(b), Instruction 3 to Schedule 14A.
Response:	The Proxy Statement will be revised in response to this comment.
Comment 24:	Please confirm that the Proxy Statement includes the disclosure required by Item 22(c)(10) of Schedule 14A.
Response:	Appendix E includes information on funds advised by the Adviser with similar investment objectives, as required by Item 22(c)(10).

Comment 25:	Pursuant to Item 22(c)(1)(i) of Schedule 14A, in addition to the date of the advisory agreement and the date on which it was last submitted to shareholders for a vote, provide the purpose of such submission.
Response:	The Proxy Statement will be revised in response to this comment.

Other
Comment 26:	Please provide, to the extent applicable, information required by Item 405 (Compliance with Section 16(a) of the Securities Exchange Act of 1934) of Regulation S-K as required by Item 22(b)(11) of Schedule 14A.
Response:	The Proxy Statement will be revised in response to this comment.

* * *

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq. Nancy E. Hay, Esq. Paul M. Miller, Esq.